Exhibit (b)(1)

J.P. MORGAN SECURITIES LLC JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, NY 10179	DEUTSCHE BANK SECURITIES INC. DEUTSCHE BANK AG CAYMAN ISLANDS 60 Wall Street New York, NY 10005

PERSONAL AND CONFIDENTIAL

December 8, 2014

Merck & Co., Inc.

2000 Galloping Hill Rd.

K5-3008A

Kenilworth, NJ 07033

Attention: Mark McDonough, Vice President and Treasurer

Project Diego

Commitment Letter

Ladies and Gentlemen:

Merck & Co., Inc., a company organized under the laws of the state of New Jersey (“you” or the “Company”), has advised J.P. Morgan Securities LLC (“J.P. Morgan”), JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank AG Cayman Islands Branch (“DB” and, together with J.P. Morgan, JPMorgan Chase Bank and DBSI, “we,” “us” or the “Commitment Parties,” each a “Commitment Party”) that you intend to acquire Cubist Pharmaceuticals, Inc. (“Diego”) and consummate the other Transactions described in the introductory paragraph of Exhibit A hereto. Capitalized terms used but not defined herein are used with the meanings assigned to them in said paragraph.

J.P. Morgan and DBSI are pleased to advise you that they are willing to act as the joint lead arrangers and joint bookrunners for the Bridge Loan Facility, and each of JPMorgan Chase Bank and DB is pleased to advise you of its several (but not joint) commitment to provide 50% of the aggregate principal amount of the Bridge Loan Facility. This Commitment Letter and the Summary of the Bridge Loan Facility attached as Exhibit A (together with the Conditions to Drawings during the Revolving Period attached as Exhibit B and the Conditions to Drawings on the Closing Date attached as Exhibit C, collectively, the “Term Sheet”) set forth the principal terms and conditions on and subject to which JPMorgan Chase Bank and DB are willing to make available the Bridge Loan Facility.

It is agreed that J.P. Morgan and DBSI will act as the exclusive joint lead arrangers and joint bookrunners in respect of the Bridge Loan Facility (in such capacities, the “Lead Arrangers”), JPMorgan Chase Bank will act as the sole administrative agent and DB will act as the sole syndication agent in respect of the Bridge Loan Facility and J.P. Morgan shall be entitled to “left placement” in all marketing materials (and all associated rights) with respect to the Bridge Loan Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and Fee Letter referred to below) will be paid in connection with the Bridge Loan Facility unless you and we shall so agree.

We intend and reserve the right to syndicate the Bridge Loan Facility to a group of lenders (together with JPMorgan Chase Bank and DB, the “Lenders”) who will each commit to provide a portion of the Bridge Loan Facility (the “Syndication”). The Lead Arrangers intend to commence the Syndication promptly following the date hereof. You acknowledge and agree that the Lead Arrangers will, in consultation with the Company, determine when the Syndication is completed. During the Syndication, the Lead Arrangers will select the Lenders after consultation with the Company. The Lead Arrangers will, in consultation with the Company, manage the Syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender. The Lead Arrangers will, in consultation with the Company, determine the final commitment allocations for the Syndication and will notify the Company of such determination. To assist with the Syndication, the Company agrees that it will use commercially reasonable efforts (i) to execute and deliver definitive documentation with respect to the Bridge Loan Facility, consistent with the terms set forth herein and in the Term Sheet and otherwise mutually acceptable to the Company and the Lead Arrangers, as soon as reasonably practicable following the date hereof and (ii) to ensure, prior to completion of a “Successful Syndication” (as such term is defined in the Fee Letter) of the Bridge Loan Facility, there shall be no competing offering, placement or arrangement of any debt securities or bank financing (other than the Notes, commercial paper issued to finance the Acquisition (“Permitted CP”), other indebtedness incurred in the ordinary course of business and which does not interfere with the syndication of the Bridge Loan Facility, indebtedness permitted to be incurred by Diego pursuant to the Acquisition Agreement and other financing agreed to by the Lead Arrangers) by or on behalf of the Company, Diego or any of their respective affiliates.

You agree actively to assist us in completing a Syndication satisfactory to us. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the Syndication efforts benefit materially from the existing banking relationships of the Company, (b) direct contact between senior management (as designated by the Company) and advisors of the Company and the proposed Lenders, (c) assistance from the Company in the preparation of a customary confidential information memorandum and other marketing materials to be used in connection with the Syndication (collectively, the “Confidential Information Memorandum”), including using commercially reasonable efforts to complete the Confidential Information Memorandum as soon as reasonably practicable following the date hereof; and (d) the hosting of, with us and senior management of the Company (as designated by the Company), one or more meetings of prospective Lenders at times and locations mutually agreed upon. Without limiting your obligations to assist with the Syndication efforts as set forth above, each Commitment Party agrees that completion of the Syndication is not a condition to their commitments hereunder.

In their capacity as Lead Arrangers, neither J.P. Morgan nor DBSI will have any responsibility other than to arrange the Syndication as set forth herein and in no event shall the Lead Arrangers be subject to any fiduciary or other implied duties. To assist us in the Syndication, you agree promptly to prepare and provide to us all customary information with respect to the Company and its subsidiaries (and, to the extent available to the Company and permitted to be disclosed to the Commitment Parties, Diego and its subsidiaries), the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Bridge Loan Facility; provided that the Projections shall not be required to cover any period following December 31, 2015. Before distribution of any information, you agree to execute and deliver to the Lead Arrangers a customary letter in which you authorize distribution of the Confidential Information Memorandum and other marketing materials to Lenders’ authorized employees willing to receive material non-public information with respect to the Company, Diego or their respective affiliates or securities.

You hereby represent and covenant that (a) all information other than the Projections and information of a general economic or industry nature (the “Information”) that has been or will be made available to us by you or any of your representatives (with respect to information relating to Diego and its affiliates, in each case to the best of the Company’s knowledge) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or may be made available to us by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions at the time made and at the time the related Projections are made available to us (it being understood that projections are subject to uncertainties and that no assurances can be given that any projections will be realized). You understand that in arranging and syndicating the Bridge Loan Facility we may use and rely on the Information and Projections without independent verification thereof.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described or referred to in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Each Commitment Party’s commitments and agreements hereunder are subject only to:

(a) the closing of the Bridge Loan Facility on or before the date that is 120 days after the date of this Commitment Letter or, subject to the provisions of the Acquisition Agreement, such later date (not later than the date that is 180 days after the date of this Commitment Letter) to which the “Outside Date” is extended in accordance with the terms of the Acquisition Agreement (the “Outside Closing Date”); provided that this Commitment Letter and the Commitment Parties’ commitments hereunder shall automatically terminate without further action or notice if the Acquisition Agreement is terminated without the consummation of the Acquisition having occurred; and

(b) the other conditions expressly set forth in the Term Sheet.

There shall be no conditions to closing and funding not expressly set forth herein (including the Term Sheet).

You agree (a) to indemnify and hold harmless the Commitment Parties, their affiliates and their respective officers, directors, employees, advisors and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Bridge Loan Facility, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable documented legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any indemnified person, apply to (i) losses, claims, damages, liabilities or related expenses to the extent (x) they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from (A) the bad faith, willful misconduct or gross negligence of such indemnified person or (B) a material breach by such indemnified person of its express obligations under this Commitment Letter or (y) they arise out of any claim, litigation, investigation or proceeding that does not involve an act or omission (or alleged act or omission) of you or any of your affiliates and that is brought by an indemnified person against any other indemnified person (other than any claim, litigation or investigation against any indemnified person in its capacity or in fulfilling its role as administrative agent, syndication agent or arranger under the Bridge Loan Facility), or (ii) any settlement entered into by such indemnified person without your written consent (such consent not to be unreasonably withheld or delayed), and (b) whether or not the Closing Date shall have occurred, to reimburse each Commitment Party and its affiliates on demand for all reasonable documented out-of-pocket expenses (including due diligence expenses, Syndication expenses, consultant’s fees and expenses (to the extent such consultant has been retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), travel expenses, and reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP) incurred in connection with the Bridge Loan Facility and any related documentation (including this Commitment Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Bridge Loan Facility, this Commitment Letter or the Transactions, except to the extent any such damages are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of such indemnified person. In addition, neither the Company nor any of its affiliates shall be liable for any special, indirect, consequential or punitive damages in connection with the Bridge Loan Facility, this Commitment Letter or the Transactions; provided that nothing contained in this sentence shall limit your indemnity and reimbursement obligations to the extent set forth in the first sentence of this paragraph.

You acknowledge that each Commitment Party and its affiliates (the term “Commitment Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and no Commitment Party will furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies. You further acknowledge that each of J.P. Morgan and DBSI is a full service securities firm and each of J.P. Morgan and DBSI may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Company and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any Commitment Party has advised or is advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of any Commitment Party with respect to the transactions contemplated by this Commitment Letter, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that no Commitment Party has any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty with respect to the transactions contemplated by this Commitment Letter and agree that the Commitment Parties shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim, or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors, with respect to such transactions. Additionally, you acknowledge and agree that the Commitment Parties are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and the Commitment Parties shall have no responsibility or liability to you with respect thereto. Any review by the Commitment Parties of the Company, Diego, the Transactions, the other transactions contemplated hereby, or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of you or any of your affiliates.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. The Commitment Parties may, in consultation with the Company, assign their commitments hereunder, in whole or in part, to Lenders, as determined by the Lead Arrangers and, in each case, any such assignment by a Commitment Party will relieve such Commitment Party of its obligations set forth herein or otherwise to commit to fund such assigned commitment amount of the Bridge Loan Facility, subject to the terms and conditions of this Commitment Letter (provided that, for the avoidance of doubt, except with the prior written consent of the Company (not to be unreasonably withheld or delayed), no assignment of the commitment of any Commitment Party on or prior to the consummation of the closing of the Bridge Loan Facility shall reallocate, reduce or release the obligation of such Commitment Party to fund its respective entire commitment in the event any of its assignees shall fail to do so on the Closing Date; provided, further, that, without limitation of the obligations of the Lead Arrangers to consult with the Company pursuant to the fourth paragraph of this Commitment Letter in connection with all aspects of the Syndication (including, without limitation, determining the final commitment allocations for the Syndication), the Company agrees that assignments which shall have the effect of reallocating, reducing or releasing the obligations of the Commitment Parties hereunder shall be allowed on or after the date of execution and delivery of the definitive documentation for the Bridge Loan Facility to the financial institutions (or affiliates thereof) set forth on Schedule A to the Fee Letter). In connection with any such assignments, you agree, at the request of the Commitment Parties, that you will enter into appropriate documentation (including, if requested by the Commitment Parties or by you, joinder agreements under which the other Lenders become parties to this Commitment Letter and extend commitments directly to you) containing such provisions relating to the allocation of agency titles, rights and responsibilities in connection with the Syndication and compensation as the Lead Arrangers may request (but which will not add any conditions to the availability of the Bridge Loan Facility or change the terms of the Bridge Loan Facility or the compensation payable by you in connection therewith as set forth in this Commitment Letter and the Fee Letter). The Commitment Parties reserve the right to employ the services of their respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their respective affiliates or branches certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their respective affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, the Commitment Parties hereunder. It is understood that to the extent any additional financial institutions become party hereto as additional Commitment Parties (with the prior written consent of each party hereto), the commitments of the Commitment Parties on the date hereof will be reduced ratably by the commitment of any such additional Commitment Party. The Commitment Parties may not assign any of their rights under the Fee Letter without the prior written consent of the Company. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Bridge Loan Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; provided, however, that with respect to whether a Material Adverse Effect shall have occurred (as described in the ninth paragraph of this Commitment Letter) or claims related thereto, such matters shall be governed by and construed in accordance with the laws of the State of Delaware.

Notices to the Company provided for herein and in the Fee Letter shall be delivered by hand, overnight courier service, mailed by certified or registered mail, or sent by facsimile or by email to Merck & Co., Inc., 2000 Galloping Hill Rd., K5-3008A, Kenilworth, NJ 07033, Attention: Mark McDonough, Vice President and Treasurer, Facsimile: (908) 391-5225, E-mail: mark_mcdonough@merck.com.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your officers, agents and advisors and, on a confidential basis, those of Diego, who are directly involved in the consideration of this matter (except that the Fee Letter may not be disclosed to the officers, agents and advisors of Diego) or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof, to the extent permitted by applicable law); provided that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

The Commitment Parties and their affiliates will use all confidential information provided to them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent the Commitment Parties and their affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law or regulation or compulsory legal process based on the advice of counsel (in which case the Commitment Parties agree (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority over the Commitment Parties or any of their respective affiliates), to the extent practicable and not prohibited by applicable law, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority or self-regulatory body having jurisdiction or oversight over the Commitment Parties or any of their respective affiliates (in which case the Commitment Parties agree (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority over the Commitment Parties or any of their respective affiliates), to the extent practicable and not prohibited by applicable law, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its affiliates or any related parties thereto in violation of any confidentiality obligations owing to you or any of your affiliates (including those set forth in this paragraph), (d) to the extent that such information is received by the

Commitment Parties from a third party that is not, to the Commitment Parties’ knowledge, subject to contractual or fiduciary confidentiality obligations owing to you or any of your affiliates or related parties, (e) to the extent that such information is independently developed by the Commitment Parties without the use of any other confidential information received by the Commitment Parties or any of their respective affiliates hereunder, (f) to the Commitment Parties’ affiliates and to their respective officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (g) to potential or prospective Lenders, participants or assignees or any potential interest rate swap counterparty (or its advisors), in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (h) for purposes of establishing a “due diligence” defense or (i) to the extent you shall have consented to such disclosure in writing; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any Confidential Information Memorandum or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information. The Commitment Parties’ and their affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the definitive documentation relating to the Bridge Loan Facility upon the closing thereof. Notwithstanding the foregoing, the provisions of this paragraph shall automatically terminate two years following the date of this Commitment Letter.

ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT, PROCEEDING OR CLAIM ARISING IN CONNECTION WITH OR AS A RESULT OF ANY MATTER REFERRED TO IN THIS COMMITMENT LETTER OR THE FEE LETTER IS HEREBY WAIVED BY THE PARTIES HERETO. Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to the Transactions or the other transactions contemplated by this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent that it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter or the Fee Letter or the transactions contemplated hereby or thereby or the performance of services hereunder or thereunder in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Company, which information includes names and addresses and other information that will allow such Lender to identify the Company in accordance with the Patriot Act.

The compensation, reimbursement, indemnification, syndication, confidentiality, governing law, submission to jurisdiction, waiver of jury trial and venue provisions contained herein and in the Fee Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder. You may terminate this Commitment Letter at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter (together with fees payable pursuant to the Fee Letter upon acceptance hereof) not later than 11:59 p.m., New York City time, on December 8, 2014. This offer will automatically expire at such time if we have not received such executed counterparts (and such fee) in accordance with the preceding sentence.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas Delaney
Name:	Thomas Delaney
Title:	Executive Director

JP MORGAN CHASE BANK, N.A.

By:	/s/ Vanessa Chin
Name:	Vanessa Chin
Title:	Executive Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Robert Danziger
Name:	Robert Danziger
Title:	Managing Director

By:	/s/ Ming K. Chu
Name:	Ming K. Chu
Title:	Vice President

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:	/s/ Heidi Sanquist
Name:	Heidi Sanquist
Title:	Director

By:	/s/ Ming K. Chu
Name:	Ming K. Chu
Title:	Vice President

Accepted and agreed to as of
the date first written above by:

MERCK & CO., INC.

By:	/s/ Mark E. McDonough
Name:	Mark E. McDonough
Title:	Senior Vice President & Treasurer

EXHIBIT A

PROJECT DIEGO

Summary of the Bridge Loan Facility

Merck & Co., Inc. (the “Company”) intends to acquire (the “Acquisition”) Diego pursuant to the Acquisition Agreement (as defined in paragraph 3 of Exhibit C). In connection therewith: (a) a newly formed, wholly-owned subsidiary of the Company (“Purchaser”), the Company and Diego will enter into the Acquisition Agreement pursuant to which Purchaser will commence a tender offer to provide for the purchase of any and all of the issued and outstanding shares of common stock of Diego for $102 per share, net to the seller in cash, without interest, following which Purchaser will merge with and into Diego with Diego being the surviving corporation; (b) to the extent outstanding on the date of consummation of the Acquisition, each of the 2017 Convertible Notes, the 2018 Convertible Notes and the 2020 Convertible Notes (each as defined in the Acquisition Agreement) will be repurchased or converted on the Effective Time (as defined in the Acquisition Agreement) or, if not so repurchased or converted, will convert solely into the cash conversion consideration determined pursuant to the provisions of the applicable indenture; and (c) the Company will obtain $8,000,000,000 in cash proceeds (before fees and original issue or market discount) from one or more of the following sources: (i) the issuance of senior unsecured notes (the “Notes”) in a public offering or Rule 144A private placement, (ii) the issuance of Permitted CP, (iii) if the Company is unable to issue the full amount of the Notes at or prior to the time the Acquisition is consummated, a senior unsecured bridge term loan facility (the “Bridge Loan Facility”) having the terms set forth below and/or (iv) available cash on hand. The foregoing transactions and the other transactions contemplated by the Commitment Letter or the Exhibits attached thereto and any permanent financing entered into to finance the Acquisition or refinance the Bridge Loan Facility are referred to herein collectively as the “Transactions”. Terms not otherwise defined herein have the meaning specified in the Commitment Letter to which this Exhibit A is attached.

Set forth below is a summary of the material terms and conditions for the Bridge Loan Facility.

Borrower:	The Company (the “Borrower”).

Credit Group:	“Credit Group” shall mean (a) prior to the Closing Date, the Borrower and its subsidiaries and (b) on and after the Closing Date, the Borrower and its subsidiaries (after giving effect to the Acquisition).

Purpose/Use of Proceeds:	The proceeds of the Bridge Loan Facility will be used (i) on or after the date of entry into the definitive documentation for the Bridge Loan Facility (the “Effective Date”) until February 27, 2015 (the “Revolving Period”), to refinance Permitted CP issued to finance the Acquisition or (ii) on the Closing Date, to fund, in part, the Transactions (including paying Transaction fees and expenses in connection with the Acquisition).

Joint Lead Arrangers and Bookrunners:	J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. (in such capacity, the “Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Syndication Agent:	Deutsche Bank Securities Inc.

Lenders:	A syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank, N.A. and Deutsche Bank AG Cayman Islands Branch, selected by the Lead Arrangers in accordance with the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Amount of Bridge Term Facility:	Up to $8.0 billion 364-day unsecured term bridge facility (the “Bridge Loan Facility”; the commitments thereunder, the “Bridge Loan Commitments”; the loans thereunder, the “Bridge Loans”), subject to reductions as set forth under the heading “Mandatory Prepayments and Commitment Reductions”.

Closing Date:	The date, on or before the Outside Closing Date, on which the Acquisition shall be consummated; provided that all of the conditions precedent set forth under the heading “Conditions Precedent to Availability on the Closing Date” have been satisfied (the “Closing Date”).

Availability:	Bridge Loans, the proceeds of which will be used to refinance Permitted CP, will be available at any time from the Effective Date until the last day of the Revolving Period on a revolving basis in minimum principal amounts to be agreed. Amounts drawn to refinance Permitted CP that are repaid during the Revolving Period may be reborrowed. Bridge Loans, the proceeds of which will be used to finance the Acquisition, will be available at any time from the Effective Date until the Closing Date. Amounts drawn to consummate the Acquisition that are repaid may not be reborrowed.

Funding Date:	The date on which the initial borrowing under the Bridge Loan Facility is made (the “Funding Date”).

Maturity:	Any of the Bridge Loans that remain outstanding on the last day of the Revolving Period will be automatically converted into term loans due on the date that is 364 days after the Closing Date (the “Bridge Loan Maturity Date”).

Amortization:	No amortization will be required with respect to the Bridge Loan Facility.

Interest Rate and Fees:	As set forth on Annex A hereto.

Yield Protection:	Customary for credit facilities of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments and Commitment Reductions:	Prior to the last day of the Revolving Period, undrawn Bridge Loan Commitments may be reduced and Bridge Loans may be prepaid, in each case, in whole or in part at the election of the Borrower without premium or penalty. Following the Funding Date, the Bridge Loans may be prepaid in whole or in part at the election of the Borrower without premium or penalty. Notwithstanding the foregoing, any Bridge Loans bearing interest with reference to the Eurodollar Rate (as defined in Annex A) will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Any voluntary prepayments of the Bridge Loans after the last day of the Revolving Period may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:	The following mandatory prepayments (or (x) prior to the Funding Date, commitment reductions and (y) after the Funding Date and during the Revolving Period, prepayments together with a dollar-for-dollar termination of commitments) will be required under the Bridge Loan Facility (subject to certain exceptions and basket amounts to be negotiated in the applicable definitive loan documents for the Bridge Loan Facility (the “Bridge Loan Documents”)):

1.      Asset Sales: Prepayments and/or reductions in commitments, as applicable, in an amount equal to 100% of the net cash proceeds of the sale or other disposition of any property or assets of the Credit Group (including the receipt of insurance and/or condemnation proceeds to the extent not used or committed to be used for the restoration or repair of assets giving rise to the receipt of such proceeds within 180 days thereof), subject to certain exceptions for sales in the ordinary course of business, foreign asset sales and other exceptions to be agreed, including, without limitation, an exception for any asset sales that produce net cash proceeds of less than $1,000,000,000 in the aggregate.

2.      Equity Offerings: Prepayments and/or reductions in commitments, as applicable, in an amount equal to 100% of the net cash proceeds received from the issuance of equity interests of the Credit Group (other than any issuance of equity interests constituting consideration for the Acquisition, the issuance of equity pursuant to employee stock plans and other similar arrangements to be agreed and other exceptions to be agreed).

3. Incurrence of Indebtedness: Prepayments and/or reductions in commitments, as applicable, in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by the Credit Group (other than (a) borrowings under the Company Existing Revolver (as defined below), (b) Permitted CP, (c) prior to the Closing Date, indebtedness permitted to be incurred by Diego pursuant to the Acquisition Agreement, (d) indebtedness incurred by foreign subsidiaries (other than any capital markets debt issuances) and (e) other ordinary course indebtedness to be agreed).

In addition, at 5:00 p.m. New York City time on the later to occur of (i) the Closing Date and (ii) the last day of the Revolving Period, any undrawn Bridge Loan Commitments will automatically terminate.

Security:	The Bridge Loan Facility will be unsecured.

Representations and Warranties:	Substantially consistent with the Borrower’s existing 5-Year Credit Agreement, dated as of August 5, 2014, among the Borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, supplemented or otherwise modified from time to time, the “Company Existing Revolver”), subject on the Closing Date only to the Limited Conditionality Provisions (as defined below).

Covenants:	The Bridge Loan Documents will contain only the following financial, affirmative and negative covenants applicable to the Credit Group (which shall be customary for financings of this type giving due regard to current market conditions and applicable credit ratings), subject to appropriate exceptions, “baskets” and materiality qualifiers to be agreed:

- financial covenant:	Substantially consistent with the Company Existing Revolver.

- affirmative covenants:	Substantially consistent with the Company Existing Revolver (with customary changes to reflect the 364-day bridge nature of the Bridge Loan Facility).

- negative covenants:	Substantially consistent with the Company Existing Revolver (with customary changes to reflect the 364-day bridge nature of the Bridge Loan Facility).

- use of Permitted CP:	The Borrower shall agree that the proceeds of any Permitted CP issued by the Company that is backstopped by the Bridge Loan Facility shall be used to consummate the Acquisition (and if issued prior to the Closing Date, held as cash or cash equivalents by the Borrower until the Closing Date).

Events of Default:	Substantially consistent with the Company Existing Revolver (with customary changes to reflect the 364-day bridge nature of the Bridge Loan Facility).

Conditions Precedent to Availability during the Revolving Period:	Availability of the Bridge Loan Facility during the Revolving Period (other than any drawing on the Closing Date used to consummate the Acquisition) shall be conditioned upon the satisfaction of the conditions set forth in Exhibit B and, to the extent not covered therein, other conditions consistent with those set forth in Section 4.02 of the Company Existing Revolver as in effect on the date hereof.

Conditions Precedent to Availability on the Closing Date:	Availability of the Bridge Loan Facility on the Closing Date shall be conditioned upon the satisfaction of the conditions set forth in the ninth paragraph of the Commitment Letter and in Exhibit C. In addition, any borrowing under the Bridge Loan Facility on the Closing Date will be subject to (a) the receipt by the Administrative Agent of prior written notice of borrowing and (b) the accuracy of the Acquisition Agreement Representations and the Specified Representations (as such terms are defined below).

Notwithstanding anything in the Commitment Letter (including each of the exhibits attached thereto), the Fee Letter, the Bridge Loan Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to availability and funding of the Bridge Loan Facility on the Closing Date shall be (A) such representations and warranties made by Diego in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower has the right (taking into account applicable cure periods) to terminate its obligations under the Acquisition Agreement or to refuse to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by the Borrower) (such representations, the “Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) made in the Bridge Loan Documents and (ii) the terms of the Bridge Loan Documents shall be in a form such that they do not impair the availability or funding of the Bridge Loan Facility on the Closing Date if the conditions set forth herein and in Exhibit C are satisfied (or waived by the Commitment Parties). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower to be set forth in the Bridge Loan Documents relating to organizational power and authority of the Borrower to execute, deliver and perform the Bridge Loan Documents; the authorization, execution, delivery, and enforceability, in each case relating to the borrowing under and performance by the Borrower of, the Bridge Loan Documents; the incurrence of the Bridge Loans to be made under the Bridge Loan Facility do not conflict with the organizational documents of the Borrower or any other material debt documents of the Borrower (which shall include, without limitation, the Company Existing Revolver); Federal Reserve margin regulations; the incurrence of the Bridge Loans and the use of the proceeds of the Bridge Loan Facility not violating the Patriot Act, anti-money laundering laws and laws applicable to sanctioned persons as administered under OFAC and the FCPA; the loan parties not being and not being controlled by sanctioned persons; the Investment Company Act; and solvency as of the Closing Date (after giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

Assignment and Participation:	The Lenders shall be permitted to assign all or a portion of their Bridge Loans and Bridge Loan Commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing and (b) the Administrative Agent. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $10,000,000 (or integral multiple of $1,000,000 in excess thereof), in each case unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments. The Lenders shall also be permitted to sell participations in their Bridge Loans. Participants shall have the same benefits as the selling Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be subject to customary limitations.

Requisite Lenders:	Amendments and waivers with respect to the Bridge Loan Documents shall require the approval of Lenders holding more than 50% of the aggregate amount of the Bridge Loan Commitments (or, if the Funding Date shall have occurred, the Bridge Loans) except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the final maturity of any Bridge Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s Bridge Loan Commitment and (b) the consent of 100% of the Lenders shall be required with respect to reductions of any of the voting percentages or modifications to amendment or pro rata sharing provisions.

The Bridge Loan Documents shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all relevant Lenders or of all relevant Lenders directly affected thereby so long as relevant Lenders holding at least 50% of the aggregate amount of the loans and commitments under the Bridge Loan Documents have consented thereto.

The Bridge Loan Documents shall contain customary provisions relating to “defaulting” Lenders (including provisions relating to the suspension of the voting rights, rights to receive facility fees, and the termination or assignment of commitments of such Lenders).

Taxes:	The Bridge Loan Facility will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Lenders will furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

Indemnity:	The Bridge Loan Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form consistent with the Company Existing Revolver.

Governing Law and Jurisdiction:	The Bridge Loan Facility will provide that the Borrower, the Administrative Agent and the Lenders will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York (provided that the Administrative Agent and Lenders may seek to enforce against the Borrower in any jurisdiction) and will waive any right to trial by jury. New York law will govern the Bridge Loan Documents.

Counsel to Joint Lead Arrangers and Administrative Agent:	Cahill Gordon & Reindel LLP.

EXHIBIT A

ANNEX A

Interest Rate and Fees

Interest Rate Options:	The Borrower may elect that the Bridge Loans comprising each borrowing bear interest at a rate per annum equal to (a) the Base Rate plus the Applicable Margin or (b) the Eurodollar Rate plus the Applicable Margin.

As used herein:

“Adjusted LIBO Rate” means the Eurodollar Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities (if any).

“Applicable Margin” has the meaning set forth in Annex A-1.

“Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1⁄2 of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate at approximately 11:00 a.m. London time on such day. Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively

“Eurodollar Rate” means, with respect to any Eurodollar borrowing for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on page LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; in each case the “LIBO Screen Rate”) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; provided that if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of the Bridge Loan Documents; provided further that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) then the Eurodollar Rate shall be the Interpolated

Annex A - 1

Rate (to be defined in the Bridge Loan Documents, consistent with the definition thereof contained in the Company Existing Revolver); provided that if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of the Bridge Loan Documents.

Interest Payment Dates:	In the case of Bridge Loans bearing interest based upon the Base Rate (“Base Rate Bridge Loans”), quarterly in arrears.

In the case of Bridge Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Bridge Loans”), on the last day of each relevant interest period (which will be one, two or three months).

Fees:	The Borrower shall pay duration fees as described in Annex A-1.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Bridge Loan Facility, the overdue amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Base Rate Bridge Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Bridge Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex A - 2

EXHIBIT A

ANNEX A-1

1.	Applicable Margin

“Applicable Margin” means, as of any date of determination during any period set forth below, the rate set forth below, in basis points per annum set forth below under the applicable type of loan for the applicable Level based on the Credit Ratings (as defined below) in effect at the time.

	Level I		Level II
Credit Ratings	AA-/Aa3 or higher		A+/A1 or lower
	Eurodollar Rate	Base Rate	Eurodollar Rate	Base Rate
Closing Date until 3-month anniversary thereof	75	0	87.5	0

3-month anniversary of Closing Date until 6-month anniversary thereof	100	0	112.5	12.5

6-month anniversary of Closing Date until 9-month anniversary thereof	125	25	137.5	37.5

9-month anniversary of Closing Date until 12-month anniversary thereof	150	50	162.5	62.5

For purposes of determining the Applicable Margin, the applicable Credit Rating from one of S&P and Moody’s will be required to qualify for the applicable Level set forth above; provided that (i) if the Borrower is split-rated and the ratings differential between the higher Credit Rating and the other Credit Rating is one notch, the higher of the Credit Ratings will apply, and (ii) if the Borrower is split-rated and the ratings differential between the higher Credit Rating and the other Credit Rating is more than one notch, a rating that is one notch lower than the higher Credit Rating shall be used to determine the Applicable Margin.

“Credit Ratings” means (a) the senior unsecured debt credit rating of the Borrower from Moody’s and (b) the long term issuer credit rating of the Borrower from S&P.

2.	Undrawn Commitment Fee

The Borrower shall pay a fee (the “Undrawn Commitment Fee”) quarterly in arrears, at the rate set forth below in basis points per annum for the applicable Level based on the Credit Ratings in effect at the time, for the ratable benefit of each Lender from the Effective Date to the later of (i) the Closing Date and (ii) the last day of the Revolving Period, on the unused Bridge Loan Commitments during such period.

Annex A - 3

	Level I	Level II
Credit Ratings	AA-/Aa3 or higher	A+/A1 or lower

Commitment Fee	4.5	6

For purposes of determining the Undrawn Commitment Fee, the applicable Credit Rating from one of S&P and Moody’s will be required to qualify for the applicable Level set forth above; provided that (i) if the Borrower is split-rated and the ratings differential between the higher Credit Rating and the other Credit Rating is one notch, the higher of the Credit Ratings will apply, and (ii) if the Borrower is split-rated and the ratings differential between the higher Credit Rating and the other Credit Rating is more than one notch, a rating that is one notch lower than the higher Credit Rating shall be used to determine the Undrawn Commitment Fee.

3.	Duration Fee

The Borrower shall pay a fee (the “Duration Fee”) for the ratable benefit of each Lender, on the dates set forth below, equal to the percentage (the “Applicable Duration Fee Percentage”) of the aggregate outstanding principal amount of Bridge Loans on such date set forth below:

Outstanding Principal Amount	90 Days after the Closing Date	180 Days after the Closing Date	270 days after the Closing Date
Duration Fee	0.50%	0.75%	1.00%

Annex A - 4

EXHIBIT B

PROJECT DIEGO

Conditions to Drawings during the Revolving Period

The availability of the Bridge Loan Facility during the Revolving Period, in addition to the conditions expressly set forth under the heading “Conditions Precedent to Availability during the Revolving Period” in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in said Exhibit and the Commitment Letter.

1. The Acquisition Agreement shall have been executed and delivered.

2. The definitive documentation with respect to the Bridge Loan Facility, consistent with the terms set forth in Exhibit A, shall have been executed and delivered.

3. The Lenders, the Administrative Agent and the Lead Arrangers shall have received all fees and invoiced expenses required to be paid on or before the Effective Date.

4. The Administrative Agent shall have received on the Effective Date such legal opinions, certificates, documents and other instruments as are customary for transactions of this type as it may reasonably request.

5. The Lead Arrangers shall have received at least 3 business days prior to the Effective Date all documentation and other information about the Borrower that shall have been reasonably requested by the Lead Arrangers in writing at least 10 business days prior to the Effective Date and that the Lead Arrangers reasonably determine is required by United States bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.

B-1

EXHIBIT C

PROJECT DIEGO

Conditions to Drawings on the Closing Date

The availability of the Bridge Loan Facility on the Closing Date, in addition to the conditions expressly set forth under the heading “Conditions Precedent to Availability on the Closing Date” in Exhibit A and in the ninth paragraph of the Commitment Letter, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in said Exhibit and the Commitment Letter.

1. Since September 30, 2014, there shall not have occurred any change, event, occurrence or effect that, individually or in the aggregate, has had a Material Adverse Effect (as defined in the Acquisition Agreement).

2. The Effective Date shall have occurred on or prior to the Closing Date.

3. The Acquisition shall be consummated in accordance with the terms of that certain Agreement and Plan of Merger, dated as of December 8, 2014, by and among Purchaser, the Borrower and Diego (as such Agreement may be amended, supplemented or otherwise modified from time to time to the extent permitted pursuant to the following proviso, the “Acquisition Agreement”); provided that no provision or condition thereof shall have been waived, amended, supplemented or otherwise modified in any respect materially adverse to the Borrower, the Lenders or the Lead Arrangers without the Lead Arrangers’ prior consent (not to be unreasonably withheld or delayed).

4. The Lenders, the Administrative Agent and the Lead Arrangers shall have received all fees and invoiced expenses required to be paid on or before the Closing Date.

C-1